Exhibit (a)(42)

PRESS RELEASE

SEMBCORP COMMENCES TENDER OFFER TO ACQUIRE ALL OUTSTANDING SHARES

OF CASCAL FOR US$6.75 PER SHARE IN CASH

SINGAPORE, May 21, 2010 – Sembcorp Industries Ltd (“Sembcorp”) today announces that its wholly-owned subsidiary, Sembcorp Utilities Pte Ltd (“Sembcorp Utilities”) has commenced a tender offer for all of the issued and outstanding common shares of Cascal N.V. (“Cascal”) (NYSE: HOO), a New York Stock Exchange-listed company and leading provider of water and wastewater services, for an offer price of US$6.75 per share if at least 80% of the issued and outstanding shares of Cascal on a fully diluted basis are validly tendered and not withdrawn (the “80% Condition”). The tender offer is being made pursuant to an Offer to Purchase, dated May 21, 2010, and in connection with the previously announced Tender Offer and Stockholder Support Agreement, dated April 26, 2010, among Sembcorp Utilities, Biwater Investments Ltd. (“Biwater”), the majority stockholder of Cascal, and Biwater Holdings Limited, the ultimate parent company of Biwater, pursuant to which Sembcorp Utilities agreed to launch a tender offer to acquire all of the outstanding common shares of Cascal and Biwater agreed to promptly and validly tender its 17,868,543 shares of Cascal (representing approximately 58.4% of the outstanding common shares of Cascal, based on the 30,581,343 shares reported by Cascal to be issued and outstanding as of December 31, 2009) in the tender offer.

The offer and withdrawal rights will expire at 11:00 a.m. New York City time on Monday, June 21, 2010, unless extended.

Pursuant to the terms of the tender offer, Sembcorp Utilities is offering to acquire all the common shares of Cascal at a price of US$6.75 per share. The consummation of the tender offer is conditioned on the 80% Condition being satisfied. Upon Biwater’s tender of its shares pursuant to the Tender Offer and Stockholder Support Agreement, 17,868,543 shares, or approximately 58.4% of the issued and outstanding shares of Cascal (based on the 30,581,343 shares reported by Cascal to be issued and outstanding as of December 31, 2009) will have been tendered in the offer. Accordingly, the 80% Condition to the tender offer will be satisfied if approximately an additional 21.6% (or 6,596,532 shares based on the 30,581,343 shares reported by Cascal to be issued and outstanding as of December 31, 2009) of the issued and outstanding shares are validly tendered and not withdrawn in the tender offer. If at the time of the scheduled expiration of the tender offer, less than 80% of the outstanding common shares of Cascal on a fully diluted basis have been validly tendered and not withdrawn in the tender offer, Sembcorp Utilities will (i) reduce the tender offer price to US$6.40 per share, (ii) reduce the 80% Condition to provide that consummation of the tender offer is conditioned on at least 17,868,543 shares (the number of shares Biwater has agreed to tender) being validly tendered and not withdrawn in the tender offer and (iii) extend the tender offer for ten business days. The tender offer is also subject to other customary conditions for transactions of this nature.

Sembcorp Utilities’ all-cash offer is not subject to a financing condition.

IMPORTANT NOTICE: This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any common shares of Cascal. The Offer to Purchase, Letter of Transmittal and related documents will be filed today with the U.S. Securities and Exchange Commission, will be mailed to Cascal shareholders and will also be made available for distribution to beneficial owners of Cascal common shares. The solicitation of offers to buy common shares of Cascal will only be made pursuant to the Offer to Purchase, the Letter of Transmittal and related documents. Cascal shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available as they will contain important information, including the various terms of, and conditions to, the tender offer.

The tender offer statement will be filed today by Sembcorp Utilities with the U.S. Securities and Exchange Commission, and the solicitation/recommendation statement will be filed by Cascal with the U.S. Securities and Exchange Commission. Investors and stockholders may obtain free copies of these statements (when available) and other documents filed by Sembcorp Utilities and Cascal at the U.S. Securities and Exchange Commission’s website at www.sec.gov. Cascal’s stockholders may obtain copies of all of the offering documents free of charge at the SEC’s website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at 212-929-5500 or toll-free at 800-322-2885. The tender offer will expire at 11:00 a.m. New York City time on June 21, 2010, unless extended in the manner set forth in the Offer to Purchase. Investors and stockholders should seek legal or other professional advice before acting or relying on any of the information provided above.

- END -

For media and analysts queries please contact:

For Singapore: Ng Lay San (Ms) Vice President Group Corporate Relations DID: +65 6723 3150 Email: ng.laysan@sembcorp.com	Fock Siu Ling (Ms) PR Counsel Group Corporate Relations DID: +65 6723 3152 Email: fock.siuling@sembcorp.com

Lim Yuan See (Ms) Associate Director, Singapore Kreab Gavin Anderson DID: +65 6339 9110 Email: ylim@kreabgavinanderson.com

For US: Richard A. Mahony (Mr) Managing Partner, New York Kreab Gavin Anderson DID: +1 (212) 515 1960 Email: rmahony@kreabgavinanderson.com	For UK: Natalie Biasin (Ms) Associate Director, London Kreab Gavin Anderson DID: +44 (0) 20 7074 1864 Email: nbiasin@kreabgavinanderson.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries is a leading energy, water and marine group. With facilities with over 3,800 megawatts of power capacity and over four million cubic meters of water per day in operation and under development, Sembcorp is a trusted provider of essential energy and water solutions to customers in Singapore, the UK, China, Vietnam, the UAE and Oman.

Aside from its energy and water business, the Sembcorp Industries Group also encompasses a world leader in marine & offshore engineering, as well as an established provider of environmental services and developer of integrated townships and industrial parks. The Group has total assets of over S$9 billion and employs more than 6,700 employees. Listed on the main board of the Singapore Exchange, it is a component stock of the Straits Times Index and several MSCI indices.

ABOUT SEMBCORP’S WATER BUSINESS

Competitive and technologically advanced water solutions are core to Sembcorp’s utilities service offering. Globally, Sembcorp owns and manages water facilities with a combined capacity of over four million cubic meters per day in operation and under development serving both municipal and industrial customers.

Sembcorp’s broad expertise in wastewater treatment encompasses the ability to treat highly concentrated wastewater and high salinity wastewater discharged by industries, using advanced biological treatment processes. Furthermore, it is able to reclaim high grade industrial water, demineralized water and potable water from treated effluent. Through treating wastewater and recovering usable water from the effluent which can in turn be supplied back to customers, Sembcorp’s facilities are able to minimize liquid discharge and promote a sustainable alternative water supply.

The company also has expertise in both reverse osmosis and thermal processes for seawater desalination and provides water for industrial use to customers in petrochemical and chemical zones. These include demineralized water, industrial water, raw water, chilled water, cooling water and seawater cooling.

Note to Editors:

Following a company rebrand, please refer to the company as “Sembcorp” (with “S” in upper case and “c” in lower case), or “Sembcorp Industries” in full. Please also note that “Sembcorp” is not an abbreviation of “Sembawang Corporation” but a brand name in itself, and it is therefore incorrect to refer to our company as “Sembawang”, “Sembawang Corporation” or similar.